Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

CONNECTED TRANSACTION

CAPITAL INJECTION TO CLP&C

The Board announces that the Company, CLIC and CLP&C intend to enter into the Capital Injection Contract by 31 March 2022, pursuant to which the Company and CLIC will make capital injections of RMB3.6 billion and RMB5.4 billion, respectively, to CLP&C. Upon completion of the Transaction, the registered capital of CLP&C will be increased from RMB18.8 billion to RMB27.8 billion, and will continue to be held as to 40% and 60% by the Company and CLIC, respectively.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. As CLIC holds 60% of the issued share capital of CLP&C, CLP&C also constitutes a connected person of the Company. As such, the capital injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the capital injection by the Company are more than 0.1% but less than 5%, the capital injection by the Company is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company, CLIC and CLP&C intend to enter into the Capital Injection Contract by 31 March 2022, pursuant to which the Company and CLIC will make capital injections of RMB3.6 billion and RMB5.4 billion, respectively, to CLP&C. Upon completion of the Transaction, the registered capital of CLP&C will be increased from RMB18.8 billion to RMB27.8 billion, and will continue to be held as to 40% and 60% by the Company and CLIC, respectively.

CAPITAL INJECTION CONTRACT

Parties

•	The Company

•	CLIC

•	CLP&C

Capital Injection

The Company and CLIC will make capital injections of RMB3.6 billion and RMB5.4 billion to CLP&C by the subscription of 3.6 billion shares and 5.4 billion shares of CLP&C at RMB1.00 per share, respectively.

The registered capital of CLP&C is currently RMB18.8 billion, held as to 40% by the Company and 60% by CLIC. Upon completion of the Transaction, the registered capital of CLP&C will be increased to RMB27.8 billion and will continue to be held as to 40% by the Company and 60% by CLIC.

The amounts of capital injection to be made by the Company and CLIC to CLP&C are proportional to their current shareholding ratio in CLP&C, and are determined after arm’s length negotiations between the parties, taking into account various factors including the quality of assets of CLP&C, its growth potential, the market conditions and the potential synergy between the Company and CLP&C.

Payment

Each of the Company and CLIC shall make its capital injection in cash in a lump sum within five business days from the date of receipt of the written payment notice from CLP&C. The cash payment to be made by the Company will be funded by its internal resources.

In the event of any late payment, non-payment or incomplete performance of payment obligation by either of the Company or CLIC, and such default in payment is not remedied within 30 business days, the Capital Injection Contract shall be terminated automatically.

Effectiveness and Completion

The Capital Injection Contract shall take effect upon signing by the Company, CLIC and CLP&C.

CLP&C shall engage an accounting firm to conduct capital verification within five business days after the payments for capital injection are made by the Company and CLIC. Upon completion of the capital verification, CLP&C shall make an application to the CBIRC in writing for the change of its registered capital and the amendments to its articles of association, and after such approval is obtained, CLP&C shall complete all formalities in relation to the change of registration with the department in charge of industrial and commercial administration as soon as possible.

INFORMATION ON CLP&C

CLP&C was incorporated in Beijing as a joint stock company with limited liability in December 2006. Its scope of business includes: property loss insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accident insurance, reinsurance in connection with the above insurance businesses, business for the use of insurance funds permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

Based on the consolidated financial statements of CLP&C prepared in accordance with the Chinese Accounting Standards for Business Enterprises, the unaudited net asset of CLP&C as at 30 June 2021 is approximately RMB26,978 million. The audited profits of CLP&C for the two years ended 31 December 2020 are as follows:

	For the year ended 31 December 2019 (RMB in million)	For the year ended 31 December 2020 (RMB in million)
Audited profit before taxation and non-recurring items	1,819.60	2,217.04
Audited profit after taxation and non-recurring items	2,260.37	1,784.71

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is intended to increase the registered capital of CLP&C to meet the regulatory requirement on capital adequacy ratio, as well as the business development needs of CLP&C. The Transaction will contribute to the enhancement of risk resistance of CLP&C, promote its development of strategic businesses such as catastrophe insurance, liability insurance, and “three rural” insurance involving agriculture, rural areas and rural people, and help it actively implement and serve the national strategy. In addition, CLP&C is an important component of CLIC’s insurance segment and also an important affiliate of the Company, and the healthy development of CLP&C will enhance the synergy effect of the property and casualty insurance business and the life insurance business.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction1.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. As CLIC holds 60% of the issued share capital of CLP&C, CLP&C also constitutes a connected person of the Company. As such, the capital injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the capital injection by the Company are more than 0.1% but less than 5%, the capital injection by the Company is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance business, including life insurance, health insurance and accident insurance business, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

[1]

As Mr. Wang Bin, an Executive Director of the Company, is currently under investigation and is unable to perform his roles and duties as a Director (please refer to the announcements of the Company dated 9 January and 13 January 2022 for details), he did not attend the meeting of the Board for the approval of the Transaction.

CLIC, the controlling shareholder of the Company, offer insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“Capital Injection Contract”	the capital injection contract to be entered into among the Company, CLIC and CLP&C in respect of the Transaction

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保 險（集 團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”	中國人壽財產保險股份有限公司(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the capital injection by the Company and CLIC to CLP&C pursuant to the Capital Injection Contract

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 January 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao